Filed by Xenith Bankshares, Inc. Pursuant to Rule

425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

Commission File No.: 001-32968

Date: June 8, 2017

Follow Up Frequently Asked Questions (For Internal Use Only)

These Frequently Asked Questions were made available to employees of Xenith Bankshares, Inc. on June 8, 2017.

Who is administering the severance packages?

Xenith Management and Human Resources will be administering all of the severance packages as well as any retention awards offered to Xenith employees until closing.

When will Xenith employees be notified of job eliminations?

As the Union management team works through organizational decisions, employment decisions will be communicated on a rolling basis. All employment decisions are expected to be communicated no later than 60 days before the planned merger closing date, which is targeted for early January 2018. Employees will be informed about their work through date at approximately the same time they are informed about their job status.

If a Xenith employee has a “work through date” set, but Union asks the employee to leave before that date, will the Xenith employee still get severance?

Yes, the employee will remain eligible for their severance benefit if involuntarily terminated without cause prior to their work through date.

If a Xenith employee voluntarily resigns prior to his/her “work through date”, will the Xenith employee still get severance?

No, a Xenith employee would not receive severance if he/she voluntarily leaves before the work through date.

If Union offers a Xenith employee a position, and the Xenith employee accepts or rejects the position, do they lose severance eligibility?

Yes, if a Xenith employee accepts or rejects a new position with Union that is reasonably comparable to the employee’s current position at the same or higher base salary or hourly wage (with at least the same regularly scheduled hours) and in a location that is within thirty-five (35) miles of the employee’s prior position, they lose severance eligibility.

Are part-time employees eligible for severance?

Yes, part-time employees are eligible for severance based on their base wage and the number of non-overtime hours they regularly work each week. For example, if a part-time employee is regularly scheduled to work 20 hours per week then his/her weekly severance pay will be calculated as the product of the employee’s basic hourly wage rate multiplied by 20 hours per week.

How many weeks of severance pay will be offered?

Subject to the additional qualifications discussed in these Frequently Asked Questions, employees who are notified that their positions are being eliminated, are not otherwise entitled to receive severance pay pursuant to a separate agreement with Xenith, and who timely sign and do not revoke a release of claims will be eligible for 10 weeks minimum severance (even if they have only been a Xenith employee for less than one year as of their work through date). The chart below details the number of weeks of severance provided based on years of service with Xenith.

Years of Service	Number of Weeks of Severance
0 - 5 Years	10 Weeks
6 Years	12 Weeks
7 Years	14 Weeks
8 Years	16 Weeks
9 Years	18 Weeks
10 Years	20 Weeks
11- 35 Years	22 Weeks

How are years of service calculated?

The years of service will be determined based on an employee’s seniority date and work through date. Partial years are not counted towards years of service. If an employee was re-hired, that employee’s “seniority date” will be different than his/her current hire date. Each employee can look up his/her seniority date in ADP. Go to the “Myself” tab and the seniority date is available in the middle column under the employment section.

How is a week of severance calculated?

For an employee who is paid a salary or draw, one week of severance will be an amount equal to the employee’s salary or draw payable for one week (five business days). For an employee who is paid an hourly wage for actual hours worked during each pay period, the product of the employee’s basic hourly wage and the number of regular, non-overtime hours, regularly scheduled for such employee each work week will be used to calculate one week of severance. An employee’s week of pay will not include any commissions, bonuses or any incentive pay.

If a Xenith employee begins to receive severance pay, what happens to his/her health and welfare benefits?

All health and welfare benefits terminate on the last day of the month that includes the employee’s termination date. If a termination date is the last day of the month, benefits end at the end of that day. Impacted Xenith employees will receive information regarding COBRA enrollment in the mail directly from the COBRA provider.

Can a Xenith employee apply for open Union positions?

Yes, Xenith employees can apply for open Union positions. Open positions are posted on Union’s website. If a Xenith employee is offered a position before the merger closing date, he/she will need to resign from his/her position at Xenith and will start as a new Union employee. If the new position is accepted prior to the completion of the merger, prior years of service with Xenith will not carry forward for purposes of calculating years of service under any of Union’s benefit or other programs.

Until the merger closes, Xenith’s Human Resources Department will be partnering with Union’s Human Resource department to relay information about open positions on both sides. We will notify employees of opportunities that open up when appropriate.

These Frequently Asked Questions are intended to provide answers to specific questions concerning the severance pay related to the anticipated merger. They do not address all of the requirements related to the receipt of severance pay.

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Caution Regarding Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union Bankshares Corporation (“UBSH”) or Xenith Bankshares, Inc. (“XBKS”) or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of UBSH and XBKS believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of UBSH or XBKS will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of UBSH and XBKS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by UBSH or XBKS with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made and UBSH and XBKS undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed merger, UBSH will file with the SEC a registration statement on Form S-4 to register the shares of UBSH common stock to be issued to the shareholders of XBKS. The registration statement will include a joint proxy statement of UBSH and XBKS and a prospectus of UBSH. A definitive joint proxy statement/prospectus will be sent to the shareholders of UBSH and XBKS seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of UBSH and XBKS are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about UBSH, XBKS and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by UBSH and XBKS with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 East Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing UBSH’s website at www.bankatunion.com under “Investor Relations” or XBKS’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on UBSH’s and XBKS’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

UBSH and XBKS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UBSH and/or XBKS in connection with the merger. Information about the directors and executive officers of UBSH is set forth in the proxy statement for UBSH’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of XBKS is set forth in XBKS’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.